Shanda Games Reports Third Quarter 2013 Unaudited Results

- Net Revenues Increased 2.9% QoQ to RMB1,124.7 Million (US$182.9 Million)

- Mobile Game Revenues Increased 50.3% QoQ to RMB153.0 Million (US$24.9 Million)

Hong Kong, China—November 27, 2013—Shanda Games Limited (“Shanda Games,” or the “Company”) (NASDAQ: GAME), a leading online game developer, operator and publisher in China, today announced its unaudited consolidated financial results for the third quarter ended September 30, 2013.

Non-GAAP Financial Highlights (1)

•	Net revenues were RMB1,124.7 million (US$182.9 million), up 2.9% QoQ and 3.3% YoY.
•	Gross profit was RMB818.3 million (US$133.2 million), down 1.3% QoQ and 2.3% YoY. Gross margin was 72.8%, compared with 75.8% in Q2 2013 and 76.9% in Q3 2012.
•	Operating income was RMB483.1 million (US$78.6 million), up 3.6% QoQ and down 3.1% YoY. Operating margin was 43.0%, compared with 42.6% in Q2 2013 and 45.8% in Q3 2012.
•	Net income attributable to the Company’s shareholders was RMB429.0 million (US$69.9 million), down 16.2% QoQ and 2.8% YoY. Net margin was 38.1%, compared with 46.9% in Q2 2013 and 40.5% in Q3 2012. The sequential decrease was primarily due to a one-time benefit of RMB97.2 million (US$15.8 million) recorded in income tax expense in Q2 2013 associated with a tax refund for a subsidiary. Excluding the one-time tax impact, net income would have increased 3.4% QoQ.
•	Earnings per diluted ADS were RMB1.60 (US$0.26), compared with RMB1.92 in Q2 2013 and RMB1.60 in Q3 2012.

GAAP Financial Highlights (1)

•	Net revenues were RMB1,124.7 million (US$182.9 million), up 2.9% QoQ and 3.3% YoY.
—	Massively multi-player online (MMO) game revenues were RMB959.8 million (US$156.1 million), down 1.7% QoQ and 10.1% YoY.
—	Mobile game revenues were RMB153.0 million (US$24.9 million), up 50.3% QoQ and up 7,185.7% from RMB2.1 million a year ago.
—	Other revenues were RMB11.9 million (US$1.9 million), down 19.0% QoQ and 36.7% YoY.
•	Gross profit was RMB802.1 million (US$130.5 million), down 1.4% QoQ and 1.8% YoY. Gross margin was 71.3%, compared with 74.4% in Q2 2013 and 75.0% in Q3 2012.
•	Operating income was RMB444.7 million (US$72.3 million), up 3.0% QoQ and down 2.3% YoY. Operating margin was 39.5%, compared with 39.5% Q2 2013 and 41.8% in Q3 2012.
•	Net income attributable to the Company’s shareholders was RMB398.9 million (US$64.9 million), down 17.9% QoQ and 1.6% YoY. Net margin was 35.5%, compared with 44.5% in Q2 2013 and 37.2% in Q3 2012. The sequential decrease was primarily due to a one-time benefit of RMB97.2 million (US$15.8 million) recorded in income tax expense in Q2 2013 associated with a tax refund for a subsidiary. Excluding the one-time tax impact, net income would have increased 2.6% QoQ.
•	Earnings per diluted ADS were RMB1.50 (US$0.24), compared with RMB1.82 in Q2 2013 and RMB1.46 in Q3 2012.

1

Operating Highlights (1)

•	MMO games operated in China and overseas:
—	Average Monthly Active Users (average MAU) decreased 2.9% QoQ from 18.9 million to 18.4 million, primarily due to a decline in the number of users playing “RIFT” as the game did not maintain the interest of gamers following its China launch in March 2013.
—	Average Monthly Paying Users (average MPU) decreased 7.8% QoQ from 3.2 million to 2.9 million. The decrease was mainly due to the continued implementation of the Company’s strategy to increase user stickiness by introducing a number of free functions and game play, resulting in the conversion of some lower-spending paying accounts into free accounts. The decrease was also partially due to the decline in users of “RIFT.”
—	Monthly Average Revenue per Paying User (ARPU) increased 8.6% QoQ from RMB97.5 to RMB105.9, mainly due to a decline in lower-spending paying accounts.
•	Mobile games operated in China and overseas:
—	Average Daily Active Users (average DAU) increased 43.6% QoQ from 400,300 to 574,900, mainly driven by the introduction of “Million Arthur” in China in July 2013.
—	Average Revenue per Daily Active User (ARDAU) increased 3.5% QoQ from RMB2.8 to RMB2.9, primarily due to the higher ARDAU for “Million Arthur” in China in Q3 2013.

(1)	Notes:

1.	Acquisition of Shengzhan and Shengjing.

On August 31, 2013, Shanda Games completed the acquisition of Shengzhan and Shengjing, two affiliates responsible for the operating platform and prepaid card distribution businesses, respectively, from its parent company Shanda Interactive Entertainment Limited (“Shanda Interactive”) (the “Transaction”). As Shanda Games and the acquired affiliates were (and continue to be) under common control by Shanda Interactive both before and after the closing of the acquisition, in accordance with the applicable accounting guidance in the Financial Accounting Standards Board’s Accounting Standards Codification 805-50, Shanda Games’ unaudited consolidated financial information reported in this press release, unless otherwise stated, has been prepared as if Shengzhan and Shengjing had been owned and operated by Shanda Games throughout the periods presented. For selected unaudited financial information of Shanda Games excluding the consolidation of Shengzhan and Shengjing (referred to as “Pre-Transaction Shanda Games” in this press release), please refer to the accompanying “Supplementary Notes – Reconciliations of Selected Data – Statements of Operations.”

2.	Starting with the first quarter of 2013, the Company adjusted the presentation of its financial statements in order to provide investors with a better understanding of the Company’s changing business. Previously, the Company reported online game revenues derived in China (which included revenues from both MMO games and mobile games) and other revenues as its two principal revenue categories. Three revenue categories are now being reported. These include MMO game revenues, mobile game revenues, and other revenues. Each of these three categories includes revenues derived inside and outside China. Prior period amounts reported under the pre-Q1 2013 classifications have been reclassified to conform to the current presentation.

3.	MAU refers to the number of users who play the Company’s MMO games during a calendar month. Average MAU is the average of the MAU for each calendar month during a given period.

4.	MPU refers to the number of paying users for the Company’s MMO games during a calendar month. Average MPU is the average of the MPU for each calendar month during a given period.

5.	ARPU refers to (i) the total MMO game revenues for a given period, divided by (ii) the number of months in that period, further divided by (iii) the average MPU during the period.

2

6.	DAU refers to the number of users who play the Company’s mobile games during a day. Average DAU is the average of the DAU for each day during a given period.

7.	ARDAU refers to (i) the total mobile game revenues for a given period, divided by (ii) the number of days in that period, further divided by (iii) the average DAU during the period. ARDAU reflects overall monetization for mobile game users. DAU and ARDAU are metrics the Company uses most frequently to monitor its mobile game’s performance.

8.	The calculation of MAU, MPU and DAU for the Company’s games in China and overseas does not include user data for games that were licensed to third-party game operators.

“We continued our solid start to the year by growing our mobile game revenues 50.3% sequentially, accounting for 13.6% of our total revenues during the third quarter of 2013,” commented Mr. Xiangdong Zhang, Chief Executive Officer of Shanda Games. “I am pleased with our mobile game performance during the quarter and am proud of what we have accomplished thus far. In addition to ‘Million Arthur’s successful launch in Korea, Taiwan and China, we are now in the final stages of preparation for its launch in Singapore and Malaysia. We look forward to building upon its success with a number of new mobile games in the pipeline including ‘Guardian Cross,’ ‘Dragon Nest: Labyrinth’ as well as ‘Hell Lord.’ We will continue to add to our mobile games pipeline going forward.”

“At the same time, we continued to improve our mobile game platform ‘G-Home’ and invest in our MMO games. We have been working on the integration of our distribution channels and customer service teams with the ‘G-Home’ platform. We recently completed the first round of closed-beta testing of ‘Final Fantasy XIV’ in China with favorable user feedback. ‘Dungeon Striker’ is also on schedule to launch in Japan and China next year. In addition, we are preparing for closed-beta testing of ‘Age of Dawn’ next year.”

“Looking forward into 2014, we expect to have a strong product pipeline in both MMOs and mobile games. With a committed community of users, great games, strong distribution platforms and focused execution, I remain confident in our long term potential.”

Third quarter 2013 Unaudited Financial Results (GAAP)

Net Revenues. In the third quarter of 2013, net revenues were RMB1,124.7 million (US$182.9 million), an increase of 2.9% from RMB1,093.1 million in the second quarter of 2013 and an increase of 3.3% from RMB1,088.9 million in the third quarter of 2012. MMO game revenues, mobile game revenues, and other revenues accounted for 85.3%, 13.6% and 1.1% of total net revenues, respectively. China revenues and overseas revenues accounted for 89.5% and 10.5% of total net revenues, respectively. For Pre-Transaction Shanda Games, net revenues were RMB1,118.5 million (US$181.9 million), representing an increase of 3.1% quarter-over-quarter and 3.5% year-over-year.

Net revenues generated from MMO games declined 1.7% quarter-over-quarter and 10.1% year-over-year to RMB959.8 million (US$156.1 million) in the third quarter of 2013. The sequential decrease was primarily due to a decline in revenue from “AION” as the initial excitement surrounding the launch of its 4.0 expansion pack in April 2013 subsided, and a decline in revenue from “Mir II” as the Company decelerated the monetization of the game to ensure a longer lifecycle. These effects were partially offset by an increase in revenue from “Dragon Nest” following the launch of an expansion pack during the third quarter of 2013.

3

Average MAU for MMO games decreased 2.9% quarter-over-quarter to 18.4 million, mainly due to a decline in the number of users playing “RIFT” as the game did not maintain gamer interest following its China launch in March 2013. Average MPU for MMO games decreased 7.8% quarter-over-quarter to 2.9 million. The decrease was mainly due to the continued implementation of the Company’s strategy to increase user stickiness by introducing a number of free functions and game play, resulting in the conversion of some lower-spending paying accounts into free accounts. The decrease was also partially due to the decline in users of “RIFT.” As a result, ARPU increased 8.6% quarter-over-quarter to RMB105.9.

Net revenues generated from mobile games were RMB153.0 million (US$24.9 million) in the third quarter of 2013, an increase of 50.3% from RMB101.8 million in the second quarter of 2013 and an increase of more than 70 times from RMB2.1 million in the third quarter of 2012. The quarter-over-quarter increase was primarily due to the revenue contribution from “Million Arthur” in China following its launch in July 2013, which was partially offset by a decline in revenues from mobile games overseas.

Average DAU for mobile games was 574,900 in the third quarter of 2013, representing a 43.6% increase from 400,300 in the second quarter of 2013. The quarter-over-quarter increase in average DAU was mainly driven by the launch of “Million Arthur” in China in July 2013. ARDAU for mobile games increased 3.5% quarter-over-quarter to RMB2.9, primarily due to the higher ARDAU for “Million Arthur” in China in the third quarter of 2013.

	Q3 2012	Q4 2012	Q1 2013	Q2 2013	Q3 2013
MMO Games
Average MAU (in millions)	18.8	19.1	18.6	18.9	18.4
Average MPU (in millions)	3.6	3.4	3.4	3.2	2.9
ARPU (RMB)	96.4	98.5	93.1	97.5	105.9
Mobile Games
Average DAU (in thousands)	15.6	41.0	302.3	400.3	574.9
ARDAU (RMB)	1.4	2.2	3.9	2.8	2.9

Other revenues were RMB11.9 million (US$1.9 million) in the third quarter of 2013, compared with RMB14.7 million in the second quarter of 2013 and RMB18.8 million in the third quarter of 2012.

Cost of Revenues. Cost of revenues for the third quarter of 2013 was RMB322.6 million (US$52.4 million), representing increases of 15.3% from RMB279.9 million in the second quarter of 2013 and 18.5% from RMB272.2 million in the third quarter of 2012. The quarter-over-quarter increase in the cost of revenues was primarily attributable to an accelerated amortization of the licensing fee paid for the MMO game “RIFT” whose commercial operation was terminated during the third quarter of 2013 and an increase in royalty fees paid to third parties as a result of increased revenues from licensed games. Cost of revenues represented 28.7% of net revenues, compared with 25.6% in the second quarter of 2013 and 25.0% in the third quarter of 2012.

Gross Profit. Gross profit for the third quarter of 2013 was RMB802.1 million (US$130.5 million), representing decreases of 1.4% from RMB813.2 million in the second quarter of 2013 and 1.8% from RMB816.7 million in the third quarter of 2012. Gross margin was 71.3% in the third quarter of 2013, compared with 74.4% in the second quarter of 2013 and 75.0% in the third quarter of 2012.

4

For Pre-Transaction Shanda Games, gross profit was RMB691.8 million (US$112.5 million), a decrease of 1.3% quarter-over-quarter and an increase of 1.1% year-over-year. Gross margin for Pre-Transaction Shanda Games was 61.9% in the third quarter of 2013, compared with 64.6% in the second quarter of 2013 and 63.4% in the third quarter of 2012. The increase in gross profit and margins following the Transaction is a result of the integration of Shengzhan’s operating platform, as Shanda Games no longer incurs platform fees paid to Shengzhan, which were previously reported in the costs of revenues.

Operating Expenses. Total operating expenses for the third quarter of 2013 were RMB357.4 million (US$58.2 million), representing a decrease of 6.3% from RMB381.5 million in the second quarter of 2013 and a decrease of 1.1% from RMB361.5 million in the third quarter of 2012. Operating expenses represented 31.8% of net revenues, a decrease from 34.9% in the second quarter of 2013 and 33.2% in the third quarter of 2012.

Product development expenses increased 0.1% quarter-over-quarter and 1.9% year-over-year to RMB179.2 million (US$29.1 million) in the third quarter of 2013. Product development expenses represented 15.9% of net revenues, compared with 16.4% in the second quarter of 2013 and 16.2% in the third quarter of 2012.

Sales and marketing expenses decreased 6.2% quarter-over-quarter and increased 32.6% year-over-year to RMB104.5 million (US$17.0 million) in the third quarter of 2013. The quarter-over-quarter decrease in sales and marketing expenses was primarily due to a decline in promotional expenses during the third quarter of 2013. The year-over-year increase was mainly due to an increase in marketing commissions paid to third-party platforms for distributing mobile games in line with an increase in mobile game revenues. Sales and marketing expenses represented 9.3% of net revenues, compared with 10.2% in the second quarter of 2013 and 7.2% in the third quarter of 2012.

General and administrative expenses increased 13.0% quarter-over-quarter and decreased 3.7% year-over-year to RMB102.8 million (US$16.8 million) in the third quarter of 2013. The sequential increase in general and administrative expenses was primarily due to an increase in share-based compensation expenses and an increase in sales tax in line with an increase in inter-Company transactions during the third quarter of 2013. General and administrative expenses accounted for 9.1% of net revenues, compared with 8.3% in the second quarter of 2013 and 9.8% in the third quarter of 2012.

Share-based compensation expenses were RMB10.9 million (US$1.8 million) in the third quarter of 2013, compared with RMB7.0 million in the second quarter of 2013 and RMB11.5 million in the third quarter of 2012. The quarter-over-quarter increase was mainly due to a reversal of previously recorded share-based compensation expenses during the second quarter of 2013 resulting from a failure to meet certain performance targets related to the Company’s performance-based stock option awards.

Operating expenses for the third quarter of 2013 included a net gain of RMB59.9 million (US$9.7 million) relating to the settlement of litigation actions with a former shareholder of the Company’s subsidiary Chengdu SIMO Technology Co., Ltd. (“SIMO”). Please refer to the “Business Highlights” section in this press release for more details.

In relation to the aforementioned litigation actions concerning SIMO and the expected impact of the former shareholder’s departure on SIMO’s business performance, the Company determined that a triggering event had occurred. Based on the Company’s assessment of the recoverability of the recorded goodwill of SIMO under U.S. GAAP, the Company also recorded goodwill impairment within operating expenses of RMB30.8 million (US$5.0 million) in the third quarter of 2013.

5

Operating Income. Operating income for the third quarter of 2013 was RMB444.7 million (US$72.3 million), an increase of 3.0% from RMB431.7 million in the second quarter of 2013 and a decrease of 2.3% from RMB455.2 million in the third quarter of 2012. Operating margin was 39.5% in the third quarter of 2013, compared with 39.5% in the second quarter of 2013 and 41.8% in the third quarter of 2012.

For Pre-Transaction Shanda Games, operating income was RMB297.7 million (US$48.4 million), an increase of 2.0% quarter-over-quarter and 6.1% year-over-year. Operating margin for Pre-Transaction Shanda Games was 26.6% in the third quarter of 2013, compared with 26.9% in the second quarter of 2013 and 26.0% in the third quarter of 2012. The increase in operating income and margins following the Transaction is a direct effect of (i) the elimination of the platform fees paid to Shengzhan formerly included in the cost of revenues, and (ii) the elimination of the prepaid card distribution fees paid to Shengjing formerly included in the sales and marketing expenses.

Government Financial Incentives. Government financial incentives totaled RMB48.6 million (US$7.9 million) in the third quarter of 2013, compared with RMB43.5 million in the second quarter of 2013 and RMB76.0 million in the third quarter of 2012. The Company’s receipt of government financial incentives is subject to time lags and inconsistent government administrative practices relating to the timing of payments.

Other Income (Expense), Net. Other income was RMB15.2 million (US$2.5 million), compared with other expense of RMB4.0 million in the second quarter of 2013 and RMB28.1 million in the third quarter of 2012. The quarter-over-quarter change was mainly due to a gain from the sale of marketable securities during the third quarter of 2013.

Income Tax Expense. Income tax expense for the third quarter of 2013 was RMB104.6 million (US$17.0 million), compared with RMB3.6 million in the second quarter of 2013 and RMB121.7 million in the third quarter of 2012. The quarter-over-quarter increase was primarily due to a reversal of RMB97.2 million (US$15.8 million) in income tax expenses during the second quarter of 2013, when one of the Company’s subsidiaries obtained approval for a preferred tax rate as a “key national software enterprise” for the years 2011 and 2012.

Net income attributable to the Company’s shareholders. Net income attributable to the Company’s shareholders for the third quarter of 2013 was RMB398.9 million (US$64.9 million), compared with RMB486.1 million in the second quarter of 2013 and RMB405.2 million in the third quarter of 2012. Earnings per diluted ADS in the third quarter of 2013 were RMB1.50 (US$0.24), compared with RMB1.82 in the second quarter of 2013 and RMB1.46 in the third quarter of 2012.

For Pre-Transaction Shanda Games, net income was RMB262.9 million (US$42.8 million), a decrease of 29.8% quarter-over-quarter and an increase of 3.5% year-over-year. Earnings per diluted ADS for Pre-Transaction Shanda Games were RMB1.00 (US$0.16), compared with RMB1.40 in Q2 2013 and RMB0.92 in Q3 2012.

6

Net Cash. In the third quarter of 2013, the Company generated RMB504.2 million (US$82.0 million) in cash flows from operating activities. The Company’s cash and cash equivalents, short-term investments and restricted cash, net of loans and dividend payable, decreased from RMB4,474.3 million as of June 30, 2013 to RMB2,617.3 million (US$425.7 million) as of September 30, 2013, primarily as a result of the Company paying cash in the amount of US$200 million and extinguishing, through a non-cash exchange, receivables due from Shanda Interactive in the amount of US$167.6 million in partial satisfaction of the purchase price for Shengzhan and Shengjing. The remaining balance of approximately US$444 million related to the acquisition will be paid on or before June 30, 2014.

Nine Months 2013 Unaudited Financial Results (GAAP)

Net Revenues. Net revenues for the first nine months of 2013 totaled RMB3,315.3 million (US$539.2 million), a decrease of 8.5% from RMB3,623.3 million in the first nine months of 2012.

Gross Profit. Gross profit for the first nine months of 2013 was RMB2,435.5 million (US$396.1 million), a decrease of 10.6% from RMB2,725.1 million in the first nine months of 2012. Gross margin was 73.5%, compared with 75.2% in the first nine months of 2012.

Operating Income. Operating income for the first nine months of 2013 was RMB1,329.3 million (US$216.2 million), a decrease of 19.3% from RMB1,647.9 million in the first nine months of 2012. Operating margin was 40.1%, compared with 45.5% in the first nine months of 2012.

Net Income Attributable to Ordinary Shareholders. Net income for the first nine months of 2013 was RMB1,252.5 million (US$203.7 million), a decrease of 11.0% from RMB1,408.0 million in the first nine months of 2012. Net margin was 37.8%, compared with 38.9% in the first nine months of 2012. Earnings per diluted ADS were RMB4.66 (US$0.76), compared with RMB5.04 in the first nine months of 2012.

Net Cash. In the first nine months of 2013 the Company generated RMB1,266.9 million (US$206.1 million) in cash flows from operating activities. The Company’s cash and cash equivalents, short-term investments and restricted cash, net of loans and dividend payable, decreased from RMB3,905.7 million as of December 31, 2012 to RMB2,617.3 million (US$425.7 million) as of September 30, 2013.

Recent Business Highlights

September 6, 2013 - Shanda Games began open-beta testing for its in-house developed 3D fantasy MMO game “World Zero” in China.

September 12, 2013 - The Shanghai Higher People’s Court (“the Court”), determined in a final verdict that Shanghai Shulong Technology Co., Ltd. (“Shanghai Shulong”), an entity controlled by Shanda Games, should pay a former shareholder of Chengdu SIMO Technology Co. (“SIMO”), a previously recorded acquisition-related consideration of RMB48.8 million in connection with the purchase of all of the outstanding shares of SIMO by Shanghai Shulong plus accrued interest of approximately RMB10.1 million. At the same time, in a related suit, the Court supported Shanghai Shulong’s claim and determined that the former shareholder of SIMO should compensate Shanghai Shulong RMB70 million due to the shareholder’s failure to perform the obligations under the relevant share purchase agreement. These verdicts are final and therefore the Company recorded a net gain of RMB59.9 million (the RMB70.0 million gain less the RMB10.1 million interest) as other income within operating income. The net amount to be received by the Company is RMB11.1 million (the RMB70.0 million gain less the RMB10.1 million interest and the previously recorded acquisition consideration of RMB48.8 million). This amount is reflected within “prepayments and other current assets” on the Company’s balance sheet. For more background information about these claims, please refer to the Company’s latest annual report on Form 20-F filed with the SEC.

7

September 12, 2013 - Shanda Games launched an expansion pack for its 3D action-based MMO “Dragon Nest” in Mainland China. The expansion pack offers players a new “Assassin” occupation.

September 19, 2013 - VTC Online JSC, a Vietnamese MMO game and mobile game distributor, began commercial operation of “Championship Manager Online” in Vietnam, a 2D soccer-themed game licensed from Shanda Games.

September 22, 2013 - Shanda Games began the first round of close-beta testing for “Final Fantasy XIV,” a 3D fantasy MMO game licensed from Square Enix, in Mainland China.

Conference Call and Webcast Notice

Shanda Games will host a conference call at 9:00 a.m. on November 27, 2013 Beijing/Hong Kong time (8:00 p.m. on November 26, 2013 Eastern Time), to discuss its third quarter results.

Dial-in details for the live conference call are as follows:

U.S. Toll Free:	1866-519-4004
Mainland China Toll:	400-620-8038
Mainland China Toll Free:	800-819-0121
Hong Kong Toll Free:	800-930-346
U.K. Toll Free:	0808-234-6646
International Toll:	+65-6723-9381
Passcode:	12767698

A replay of the conference call will be available from 12:00 pm (Beijing/Hong Kong time) on November 27, 2013 for 7 days.

U.S. Toll Free:	855-452-5696
International Toll:	+61-2-8199-0299
Passcode:	12767698

A live and archived webcast of the conference call will also be available on Shanda Games’ investor relations website at http://ir.shandagames.com/.

Currency Convenience Translation

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into U.S. dollars is based on RMB6.1480 to US$1.00 as published by the People’s Bank of China on September 30, 2013. The Company makes no representation that the Renminbi or U.S. dollar amounts referred to in this release could have been, or could be, converted into U.S. dollars at such rate or at all. The percentages stated are calculated based on the RMB amounts.

8

Note to the Financial Information

The unaudited financial information disclosed above is preliminary and subject to adjustments. Adjustments to these preliminary financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

On August 31, 2013, Shanda Games completed the acquisition of Shengzhan and Shengjing, two affiliates providing operating platform and prepaid card distribution services, respectively, from its parent company Shanda Interactive for an aggregate purchase price of US$811.5 million (the “Transaction”). The purchase price was partially settled in the third quarter of 2013 through (i) a cash payment in the amount of US$200 million (reported as an investing cash flow in the accompanying unaudited condensed consolidated statement of cash flows) and (ii) the non-cash exchange of a receivable due from Shanda Interactive in the amount of US$167.6 million. The remainder of approximately US$444 million (reported in “other payables due to related parties” in the accompanying unaudited condensed consolidated balance sheet) will be settled in cash on or before June 30, 2014, with approximately US$300 million due on or before December 31, 2013 and the balance due thereafter. For more detail regarding the Transaction, please refer to the Company’s press release dated July 28, 2013.

Shanda Games and the acquired affiliates were, and are, under common control. Accordingly, the Transaction was accounted for as a reorganization of entities under common control, with the acquired assets and liabilities thereof consolidated into Shanda Games’ financial statements at their carrying values (book values). The excess of the purchase price over the net book value of the businesses acquired was recorded in the Company’s consolidated balance sheet at the date of the Transaction in a manner similar to a dividend through a charge to retained earnings, with the residual amount being recorded to appropriate components of equity.

Pursuant to applicable U.S. GAAP principles, the Transaction constituted a “change in reporting entity” for which retrospective consolidation of the commonly controlled businesses is required for all historical periods since the inception of common control by Shanda Interactive. Accordingly, in a form of accounting called “as-if pooling of interests,” Shanda Games’ unaudited consolidated financial information has been prepared as if the acquired businesses had been part of Shanda Games for all periods presented. Given the acquired businesses are part of Shanda Games’ single vertically integrated business model and will not be evaluated on a separate basis internally for performance measurement, the Company’s online game business continues to be presented as a single operating segment.

Non-GAAP Financial Measures

In addition to disclosing financial results in accordance with United States (U.S.) generally accepted accounting principles (GAAP), this earnings release contains non-GAAP financial numbers including non-GAAP gross profit, non-GAAP operating income, non-GAAP net income attributable to the Company’s shareholders and non-GAAP earnings per share data.

The non-GAAP financial measures disclosed by the Company exclude share-based compensation, amortization of acquisition-related intangible assets, and the related income tax effects. These non-GAAP measures are not in accordance with, or an alternative for, measures prepared in accordance with generally accepted accounting principles and may be different from non-GAAP measures used by other companies. In addition, these non-GAAP measures are not based on any comprehensive set of accounting rules or principles. Shanda Games believes that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with Shanda Games’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures.

9

Shanda Games believes that the presentation of non-GAAP financial measures when shown in conjunction with the corresponding GAAP measures provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations. Shanda Games’ management also believes that the non-GAAP financial measures are appropriate for period to period comparisons in the Company’s budget, planning and evaluation processes. From time to time in the future, there may be other items that Shanda Games may exclude in reviewing its financial results.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding the long-term growth of the Company; the sustainability of existing games; the expansion into mobile games; the introduction and potential success of new MMO game titles and mobile game titles including but not limited to “Million Arthur,” “Final Fantasy XIV,” “Dungeon Striker,” “Age of Dawn,” “Guardian Cross,” “Dragon Nest: Labyrinth” and “Hell Lord”; the introduction and potential success of the mobile platform “G-Home” and the expansion into global market represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the risk that the expansion packs for existing games are not well received by users; there are delays in the launch of, or the Company is unable to launch, the games the Company intends to release; such games and any related expansion packs are not well received by users; the games fail to meet the expectations of end users; the games that the Company operates overseas or has licensed to partners globally are not well received by end users in these countries; the mobile platform “G-Home” is not well-received by users; the Company fails to execute its mobile strategy and the Company fails to deliver long-term growth, as well as the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Games

Shanda Games Limited (NASDAQ: GAME) is a leading online game developer, operator and publisher in China. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online (MMO) games and mobile games in China and in overseas markets, targeting a large and diverse community of users. Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties. For more information about Shanda Games, please visit http://www.ShandaGames.com.

Contact

Shanda Games Limited:

Ellen Chiu, Investor Relations Director

Maggie Zhou, Investor Relations Associate Director

Phone: +86-21-5050-4740 (Shanghai)

Email: IR@ShandaGames.com

Christensen:

Christian Arnell

Phone: +86-10-5826-4939 (China)

Email: carnell@ChristensenIR.com

Linda Bergkamp

Phone: +1-480-614-3004 (U.S.A.)

Email: lbergkamp@ChristensenIR.com

10

SHANDA GAMES LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in millions, except for share and per share data)

	December 31	June 30	September 30
	2012 (1)	2013 (1)	2013
	RMB	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	2,132.4	1,903.9	1,726.3	280.8
Restricted cash	1.0	-	-	-
Short-term investments	1,663.3	1,342.8	899.5	146.3
Marketable securities	7.2	16.7	-	-
Accounts receivable, net of allowance for doubtful accounts	103.8	154.0	228.9	37.3
Accounts receivable due from related parties	89.1	73.0	30.8	5.0
Deferred licensing fees and related costs	3.9	8.3	11.2	1.8
Prepayments and other current assets	196.7	204.3	177.4	28.9
Other receivables due from related parties	2,903.0	2,659.8	58.3	9.5
Deferred tax assets	79.7	78.3	97.8	15.8
Total current assets	7,180.1	6,441.1	3,230.2	525.4

Investments in affiliated companies	184.1	190.2	202.5	32.9
Property and equipment, net	262.1	224.2	207.0	33.7
Intangible assets	579.8	561.8	481.6	78.3
Goodwill	329.2	329.2	298.4	48.5
Long-term deposits	55.6	66.2	70.6	11.5
Other long-term assets	202.6	176.9	170.2	27.6
Non-current deferred tax assets	21.0	22.0	32.7	5.5
Total assets	8,814.5	8,011.6	4,693.2	763.4

LIABILITIES
Current liabilities:
Short-term borrowings	1,668.8	286.1	-	-
Accounts payable	60.1	59.6	80.8	13.1
Accounts payable due to related parties	40.1	30.0	18.3	3.1
Licensing fees payable	160.6	184.6	179.0	29.1
Taxes payable	191.1	166.7	157.8	25.7
Deferred revenue	315.1	288.6	322.6	52.5
Other payables and accruals	671.2	611.8	449.7	73.1
Other payables due to related parties	990.4	967.7	2,730.5	444.1
Dividend payable	11.5	9.1	8.5	1.4
Deferred tax liabilities	53.6	31.5	45.0	7.2
Total current liabilities	4,162.5	2,635.7	3,992.2	649.3

Long-term liabilities	26.0	24.3	30.0	4.9
Non-current deferred tax liabilities	102.4	90.2	84.5	13.7
Non-current deferred revenue	37.9	22.8	34.9	5.7
Total liabilities	4,328.8	2,773.0	4,141.6	673.6
Redeemable non-controlling interests	14.0	14.0	14.0	2.4

SHAREHOLDERS’ EQUITY

Ordinary shares outstanding	540,947,314	534,829,766	536,118,676	536,118,676
ADS equivalent outstanding	270,473,657	267,414,883	268,059,338	268,059,338

Ordinary shares (US$0.01 par value)	39.7	39.3	39.4	6.4
Additional paid-in capital	1,648.8	1,655.8	5.8	0.9
Statutory reserves	161.0	165.7	165.7	27.0
Accumulated other comprehensive loss	(38.4)	(67.4)	(50.5)	(8.2)
Retained earnings	2,607.2	3,162.7	72.5	11.8
Total Shanda Games Limited shareholders’ equity	4,418.3	4,956.1	232.9	37.9
Non-controlling interests	53.4	268.5	304.7	49.5
Total shareholders’ equity	4,471.7	5,224.6	537.6	87.4
Total liabilities and shareholders’ equity	8,814.5	8,011.6	4,693.2	763.4

Note:

(1)	Amounts presented revised for all historical periods to reflect the acquisition of certain commonly controlled businesses from the Company’s parent. Please refer to the “Note to the Financial Information” section in this press release for further information.

11

SHANDA GAMES LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except for share and per share data)

	Three months ended
	September 30 2012 (1)	June 30 2013 (1)	September 30 2013
	RMB	RMB	RMB	US$
Net revenues:
MMO game revenues (2)	1,068.0	976.6	959.8	156.1
Mobile game revenues (2)	2.1	101.8	153.0	24.9
Other revenues (2)	18.8	14.7	11.9	1.9
Total net revenues	1,088.9	1,093.1	1,124.7	182.9

Cost of revenues	(272.2)	(279.9)	(322.6)	(52.4)

Gross profit	816.7	813.2	802.1	130.5

Operating expenses:
Product development	(175.9)	(179.1)	(179.2)	(29.1)
Sales and marketing	(78.8)	(111.4)	(104.5)	(17.0)
General and administrative	(106.8)	(91.0)	(102.8)	(16.8)
Goodwill impairment	-	-	(30.8)	(5.0)
Settlement of gain contingency with former shareholder	-	-	59.9	9.7
Total operating expenses	(361.5)	(381.5)	(357.4)	(58.2)

Income from operations	455.2	431.7	444.7	72.3
Interest income, net	32.7	24.1	20.7	3.4
Government financial incentives	76.0	43.5	48.6	7.9
Other income (expense), net	(28.1)	(4.0)	15.2	2.5
Income before income tax expense and equity in loss of affiliated companies	535.8	495.3	529.2	86.1

Income tax expense	(121.7)	(3.6)	(104.6)	(17.0)
Income from continuing operations, net of tax	414.1	491.7	424.6	69.1
Equity in loss of affiliated companies	(4.9)	(2.1)	(0.1)	(0.1)
Net income	409.2	489.6	424.5	69.0
Net income attributable to non-controlling interests	(4.0)	(3.5)	(25.6)	(4.1)
Net income attributable to the Company’s shareholders	405.2	486.1	398.9	64.9

Earnings per ordinary share
Basic	0.73	0.91	0.75	0.12
Diluted	0.73	0.91	0.75	0.12

Earnings per ADS
Basic	1.46	1.82	1.50	0.24
Diluted	1.46	1.82	1.50	0.24

Weighted average ordinary shares outstanding
Basic	554,753,776	535,519,805	535,156,207	535,156,207
Diluted	554,759,632	535,524,325	536,678,693	536,678,693

Weighted average ADS outstanding
Basic	277,376,888	267,759,902	267,578,104	267,578,104
Diluted	277,379,816	267,762,163	268,339,347	268,339,347

12

Non-GAAP gross profit	837.6	828.9	818.3	133.2
Intangible asset amortization arising from acquisitions	(20.9)	(15.8)	(15.8)	(2.6)
Share-based compensation cost	-	0.1	(0.4)	(0.1)
GAAP gross profit	816.7	813.2	802.1	130.5

Non-GAAP operating income	498.8	466.2	483.1	78.6
Intangible asset amortization arising from acquisitions	(32.1)	(27.5)	(27.5)	(4.5)
Share-based compensation cost	(11.5)	(7.0)	(10.9)	(1.8)
GAAP operating income	455.2	431.7	444.7	72.3

Non-GAAP net income attributable to the Company’s shareholders	441.3	512.2	429.0	69.9
Intangible asset amortization arising from acquisitions	(32.1)	(27.5)	(27.5)	(4.5)
Share-based compensation cost	(11.5)	(7.0)	(10.9)	(1.8)
Income tax effect	7.0	5.8	5.7	0.9
Intangible asset amortization arising from acquisitions attributable to non-controlling interests	0.5	2.6	2.6	0.4
GAAP net income attributable to the Company’s shareholders	405.2	486.1	398.9	64.9

Non-GAAP diluted earnings per share	0.80	0.96	0.80	0.13
Non-GAAP expense per share	(0.07)	(0.05)	(0.05)	(0.01)
GAAP diluted earnings per share	0.73	0.91	0.75	0.12

Non-GAAP diluted earnings per ADS	1.60	1.92	1.60	0.26
Non-GAAP expense per ADS	(0.14)	(0.10)	(0.10)	(0.02)
GAAP diluted earnings per ADS	1.46	1.82	1.50	0.24

Supplemental disclosure of intangible asset amortization arising from acquisitions included in:

Cost of revenues	(20.9)	(15.8)	(15.8)	(2.6)
Product development	(6.9)	(7.9)	(7.9)	(1.3)
Sales and marketing	(1.8)	(1.4)	(1.4)	(0.2)
General and administrative	(2.5)	(2.4)	(2.4)	(0.4)
Total	(32.1)	(27.5)	(27.5)	(4.5)

Supplemental disclosure of share-based compensation cost included in:

Cost of revenues	-	0.1	(0.4)	(0.1)
Product development	(4.8)	(4.2)	(1.5)	(0.2)
Sales and marketing	(0.3)	0.1	(0.1)	(0.0)
General and administrative	(6.4)	(3.0)	(8.9)	(1.5)
Total	(11.5)	(7.0)	(10.9)	(1.8)

Notes:

(1)	Amounts presented revised for all historical periods to reflect the acquisition of certain commonly controlled businesses from the Company’s parent. Please refer to the “Note to the Financial Information” section in this press release for further information.

(2)	Starting with the first quarter of 2013, the Company adjusted the presentation of its financial statements in order to provide investors with a better understanding of the Company’s changing business. Previously, the Company reported online game revenues derived in China (which included revenues from both MMO games and mobile games) and other revenues as its two principal revenue categories. Three revenue categories are now being reported. These include MMO game revenues, mobile game revenues, and other revenues. Each of these three categories includes revenues derived inside and outside China. Prior period amounts reported under the pre-Q1 2013 classifications have been reclassified to conform to the current presentation.

13

SHANDA GAMES LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except for share and per share data)

	RMB	RMB	US$
Net revenues:
MMO game revenues (2)	3,516.1	2,907.7	473.0
Mobile game revenues (2)	2.1	361.3	58.8
Other revenues (2)	105.1	46.3	7.4
Total net revenues	3,623.3	3,315.3	539.2

Cost of revenues	(898.2)	(879.8)	(143.1)

Gross profit	2,725.1	2,435.5	396.1

Operating expenses:
Product development	(526.0)	(528.0)	(85.9)
Sales and marketing	(232.7)	(326.0)	(52.9)
General and administrative	(318.5)	(281.3)	(45.8)
Goodwill impairment	-	(30.8)	(5.0)
Settlement of gain contingency with former shareholder	-	59.9	9.7
Total operating expenses	(1,077.2)	(1,106.2)	(179.9)

Income from operations	1,647.9	1,329.3	216.2
Interest income, net	82.8	74.0	12.0
Government financial incentives	127.7	110.3	17.9
Other income (expense), net	(19.0)	3.7	0.7
Income before income tax expense and equity in loss of affiliated companies	1,839.4	1,517.3	246.8

Income tax expense	(396.8)	(217.8)	(35.4)
Income from continuing operations, net of tax	1,442.6	1,299.5	211.4
Equity in loss of affiliated companies	(13.0)	(5.6)	(0.9)
Net income	1,429.6	1,293.9	210.5
Net income attributable to non-controlling interests	(21.6)	(41.4)	(6.8)
Net income attributable to the Company’s shareholders	1,408.0	1,252.5	203.7

Earnings per ordinary share
Basic	2.52	2.33	0.38
Diluted	2.52	2.33	0.38

14

Earnings per ADS
Basic	5.04	4.66	0.76
Diluted	5.04	4.66	0.76

Weighted average ordinary shares outstanding
Basic	558,751,392	536,936,248	536,936,248
Diluted	558,786,563	537,448,107	537,448,107

Weighted average ADS outstanding
Basic	279,375,696	268,468,124	268,468,124
Diluted	279,393,282	268,724,053	268,724,053

Non-GAAP gross profit	2,793.3	2,483.3	403.9
Intangible asset amortization arising from acquisitions	(68.0)	(47.4)	(7.7)
Share-based compensation cost	(0.2)	(0.4)	(0.1)
GAAP gross profit	2,725.1	2,435.5	396.1

Non-GAAP operating income	1,784.5	1,440.9	234.4
Intangible asset amortization arising from acquisitions	(106.3)	(82.5)	(13.4)
Share-based compensation cost	(30.3)	(29.1)	(4.8)
GAAP operating income	1,647.9	1,329.3	216.2

Non-GAAP net income attributable to the Company’s shareholders	1,517.6	1,338.9	217.8
Intangible asset amortization arising from acquisitions	(106.3)	(82.5)	(13.4)
Share-based compensation cost	(30.3)	(29.1)	(4.8)
Income tax effect	24.9	17.3	2.8
Intangible asset amortization arising from acquisitions attributable to non-controlling interests	2.1	7.9	1.3
GAAP net income attributable to the Company’s shareholders	1,408.0	1,252.5	203.7

Non-GAAP diluted earnings per share	2.72	2.49	0.41
Non-GAAP expense per share	(0.20)	(0.16)	(0.03)
GAAP diluted earnings per share	2.52	2.33	0.38

Non-GAAP diluted earnings per ADS	5.44	4.98	0.82
Non-GAAP expense per ADS	(0.40)	(0.32)	(0.06)
GAAP diluted earnings per ADS	5.04	4.66	0.76

Supplemental disclosure of intangible asset amortization arising from acquisitions included in:

Cost of revenues	(68.0)	(47.4)	(7.7)
Product development	(20.6)	(23.6)	(3.8)
Sales and marketing	(7.9)	(4.2)	(0.7)
General and administrative	(9.8)	(7.3)	(1.2)
Total	(106.3)	(82.5)	(13.4)

Supplemental disclosure of share-based compensation cost included in:

Cost of revenues	(0.2)	(0.4)	(0.1)
Product development	(14.9)	(9.2)	(1.5)
Sales and marketing	(0.3)	(0.1)	(0.0)
General and administrative	(14.9)	(19.4)	(3.2)
Total	(30.3)	(29.1)	(4.8)

Notes:

(1)	Amounts presented revised for all historical periods to reflect the acquisition of certain commonly controlled businesses from the Company’s parent. Please refer to the “Note to the Financial Information” section in this press release for further information.

(2)	Starting with the first quarter of 2013, the Company adjusted the presentation of its financial statements in order to provide investors with a better understanding of the Company’s changing business. Previously, the Company reported online game revenues derived in China (which included revenues from both MMO games and mobile games) and other revenues as its two principal revenue categories. Three revenue categories are now being reported. These include MMO game revenues, mobile game revenues, and other revenues. Each of these three categories includes revenues derived inside and outside China. Prior period amounts reported under the pre-Q1 2013 classifications have been reclassified to conform to the current presentation.

15

SHANDA GAMES LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions, except for share and per share data)

	Nine months ended
	September 30 2012 (1)	September 30 2013
	RMB	RMB	US$
Cash flows from operating activities:
Net income	1,429.6	1,293.9	210.5
Adjustments for:
Share-based compensation expenses	30.3	29.1	4.7
Depreciation and amortization	227.8	248.8	40.5
Other	60.1	(53.4)	(8.7)
Changes in operating assets and liabilities, net of effect of acquisitions:
Prepayments and licensing fees and royalties	9.6	(15.0)	(2.4)
Other	36.2	(236.5)	(38.5)
Net cash provided by operating activities	1,793.6	1,266.9	206.1

Cash flows from investing activities:
Purchase of property, equipment and intangible assets, net	(48.2)	(36.8)	(6.0)
Acquisitions (net of cash acquired) and purchase of equity investments	(42.6)	(1,316.6)	(214.2)
(Increase) / decrease in short-term investments	(127.5)	762.1	124.0
(Increase) / decrease in loan receivable and other receivables due from related parties	(1,276.3)	1,724.6	280.5
Other	(11.1)	12.4	2.1
Net cash (used in) / provided by investing activities	(1,505.7)	1,145.7	186.4

Cash flows from financing activities:
Cash injection in subsidiaries by non-controlling shareholders	-	194.8	31.7
Repurchase of common stock	(170.5)	(64.1)	(10.4)
Proceeds from loan borrowings and other payables due to related parties	3,570.3	88.4	14.4
Repayment of loan borrowings and other payables due to related parties	(1,403.5)	(2,694.5)	(438.3)
Dividends paid	(1,809.3)	(3.2)	(0.5)
Net distribution to Shanda Interactive	(483.8)	(325.5)	(52.9)
Other	(243.9)	2.4	0.3
Net cash (used in) financing activities	(540.7)	(2,801.7)	(455.7)

Effect of exchange rate changes on cash and cash equivalents	7.4	(17.0)	(2.8)
Net decrease in cash and cash equivalents	(245.4)	(406.1)	(66.0)
Cash and cash equivalents, beginning of period	1,895.8	2,132.4	346.8
Cash and cash equivalents, end of period	1,650.4	1,726.3	280.8

Note:

(1)	Amounts presented revised for all historical periods to reflect the acquisition of certain commonly controlled businesses from the Company’s parent. Please refer to the “Note to the Financial Information” section in this press release for further information.

16

SUPPLEMENTARY NOTES – RECONCILIATIONS OF SELECTED DATA – RESULTS OF OPERATIONS
(in RMB millions, except for share and per share data)

	Three months ended September 30, 2013
	Pre-Transaction Shanda Games	Businesses acquired from Shanda Interactive	Eliminations	Shanda Games (as currently reported)
GAAP:
Net revenues	1,118.5	219.9	(213.7)	1,124.7
Cost of revenues	(426.7)	(42.0)	146.1	(322.6)
Gross profit	691.8	177.9	(67.6)	802.1
Total operating expenses	(394.1)	(31.0)	67.7	(357.4)
Income from operations	297.7	146.9	0.1	444.7
Net income attributable to the Company’s shareholders	262.9	135.9	0.1	398.9

Earnings per ordinary share
Basic	0.50	0.25		0.75
Diluted	0.50	0.25		0.75

Earnings per ADS
Basic	1.00	0.50		1.50
Diluted	1.00	0.50		1.50

Non-GAAP:
Net revenues	1,118.5	219.9	(213.7)	1,124.7
Cost of revenues	(410.5)	(42.0)	146.1	(306.4)
Gross profit	708.0	177.9	(67.6)	818.3
Total operating expenses	(371.9)	(31.0)	67.7	(335.2)
Income from operations	336.1	146.9	0.1	483.1
Net income attributable to the Company’s shareholders	293.0	135.9	0.1	429.0

Earnings per ordinary share
Basic	0.55	0.25		0.80
Diluted	0.55	0.25		0.80

Earnings per ADS
Basic	1.10	0.50		1.60
Diluted	1.10	0.50		1.60

Basic ordinary shares	535,156,207	535,156,207		535,156,207
Diluted ordinary shares	536,678,693	536,678,693		536,678,693

Basic ADS	267,578,104	267,578,104		267,578,104
Diluted ADS	268,339,347	268,339,347		268,339,347

17

SUPPLEMENTARY NOTES – RECONCILIATIONS OF SELECTED DATA – RESULTS OF OPERATIONS
(in RMB millions, except for share and per share data)

	Three months ended June 30, 2013
	Pre-Transaction Shanda Games	Businesses acquired from Shanda Interactive	Eliminations	Shanda Games (as currently reported)
GAAP:
Net revenues	1,085.1	223.2	(215.2)	1,093.1
Cost of revenues	(384.4)	(42.1)	146.6	(279.9)
Gross profit	700.7	181.1	(68.6)	813.2
Total operating expenses	(408.7)	(41.4)	68.6	(381.5)
Income from operations	292.0	139.7	-	431.7
Net income attributable to the Company’s shareholders	374.4	111.7	-	486.1

Earnings per ordinary share
Basic	0.70	0.21		0.91
Diluted	0.70	0.21		0.91

Earnings per ADS
Basic	1.40	0.42		1.82
Diluted	1.40	0.42		1.82

Non-GAAP:
Net revenues	1,085.1	223.2	(215.2)	1,093.1
Cost of revenues	(368.7)	(42.1)	146.6	(264.2)
Gross profit	716.4	181.1	(68.6)	828.9
Total operating expenses	(389.9)	(41.4)	68.6	(362.7)
Income from operations	326.5	139.7	-	466.2
Net income attributable to the Company’s shareholders	400.5	111.7	-	512.2

Earnings per ordinary share
Basic	0.75	0.21		0.96
Diluted	0.75	0.21		0.96

Earnings per ADS
Basic	1.50	0.42		1.92
Diluted	1.50	0.42		1.92

Basic ordinary shares	535,519,805	535,519,805		535,519,805
Diluted ordinary shares	535,524,325	535,524,325		535,524,325

Basic ADS	267,759,902	267,759,902		267,759,902
Diluted ADS	267,762,163	267,762,163		267,762,163

18

SUPPLEMENTARY NOTES – RECONCILIATIONS OF SELECTED DATA – RESULTS OF OPERATIONS
(in RMB millions, except for share and per share data)

	Three months ended September 30, 2012
	Pre-Transaction Shanda Games	Businesses acquired from Shanda Interactive	Eliminations	Shanda Games (as currently reported)
GAAP:
Net revenues	1,080.5	270.1	(261.7)	1,088.9
Cost of revenues	(396.0)	(51.1)	174.9	(272.2)
Gross profit	684.5	219.0	(86.8)	816.7
Total operating expenses	(403.9)	(43.9)	86.3	(361.5)
Income from operations	280.6	175.1	(0.5)	455.2
Net income attributable to the Company’s shareholders	253.9	151.8	(0.5)	405.2

Earnings per ordinary share
Basic	0.46	0.27		0.73
Diluted	0.46	0.27		0.73

Earnings per ADS
Basic	0.92	0.54		1.46
Diluted	0.92	0.54		1.46

Non-GAAP:
Net revenues	1,080.5	270.1	(261.7)	1,088.9
Cost of revenues	(375.1)	(51.1)	174.9	(251.3)
Gross profit	705.4	219.0	(86.8)	837.6
Total operating expenses	(381.2)	(43.9)	86.3	(338.8)
Income from operations	324.2	175.1	(0.5)	498.8
Net income attributable to the Company’s shareholders	290.0	151.8	(0.5)	441.3

Earnings per ordinary share
Basic	0.53	0.27		0.80
Diluted	0.53	0.27		0.80

Earnings per ADS
Basic	1.06	0.54		1.60
Diluted	1.06	0.54		1.60

Basic ordinary shares	554,753,776	554,753,776		554,753,776
Diluted ordinary shares	554,759,632	554,759,632		554,759,632

Basic ADS	277,376,888	277,376,888		277,376,888
Diluted ADS	277,379,816	277,379,816		277,379,816

19

SUPPLEMENTARY NOTES – RECONCILIATIONS OF SELECTED DATA – RESULTS OF OPERATIONS
(in RMB millions, except for share and per share data)

	Nine months ended September 30, 2012
	Pre-Transaction Shanda Games	Businesses acquired from Shanda Interactive	Eliminations	Shanda Games (as currently reported)
GAAP:
Net revenues	3,288.3	682.4	(655.4)	3,315.3
Cost of revenues	(1,198.3)	(129.2)	447.7	(879.8)
Gross profit	2,090.0	553.2	(207.7)	2,435.5
Total operating expenses	(1,202.8)	(111.0)	207.6	(1,106.2)
Income from operations	887.2	442.2	(0.1)	1,329.3
Net income attributable to the Company’s shareholders	882.2	370.4	(0.1)	1,252.5

Earnings per ordinary share
Basic	1.64	0.69		2.33
Diluted	1.64	0.69		2.33

Earnings per ADS
Basic	3.28	1.38		4.66
Diluted	3.28	1.38		4.66

Non-GAAP:
Net revenues	3,288.3	682.4	(655.4)	3,315.3
Cost of revenues	(1,150.5)	(129.2)	447.7	(832.0)
Gross profit	2,137.8	553.2	(207.7)	2,483.3
Total operating expenses	(1,139.0)	(111.0)	207.6	(1,042.4)
Income from operations	998.8	442.2	(0.1)	1,440.9
Net income attributable to the Company’s shareholders	968.6	370.4	(0.1)	1,338.9

Earnings per ordinary share
Basic	1.80	0.69		2.49
Diluted	1.80	0.69		2.49

Earnings per ADS
Basic	3.60	1.38		4.98
Diluted	3.60	1.38		4.98

Basic ordinary shares	536,936,248	536,936,248		536,936,248
Diluted ordinary shares	537,448,107	537,448,107		537,448,107

Basic ADS	268,468,124	268,468,124		268,468,124
Diluted ADS	268,724,053	268,724,053		268,724,053

20

SUPPLEMENTARY NOTES – RECONCILIATIONS OF SELECTED DATA – RESULTS OF OPERATIONS
(in RMB millions, except for share and per share data)

	Nine months ended September 30, 2012
	Pre-Transaction Shanda Games	Businesses acquired from Shanda Interactive	Eliminations	Shanda Games (as currently reported)
GAAP:
Net revenues	3,600.5	860.4	(837.6)	3,623.3
Cost of revenues	(1,337.2)	(151.3)	590.3	(898.2)
Gross profit	2,263.3	709.1	(247.3)	2,725.1
Total operating expenses	(1,191.9)	(136.1)	250.8	(1,077.2)
Income from operations	1,071.4	573.0	3.5	1,647.9
Net income attributable to the Company’s shareholders	899.1	505.4	3.5	1,408.0

Earnings per ordinary share
Basic	1.61	0.91		2.52
Diluted	1.61	0.91		2.52

Earnings per ADS
Basic	3.22	1.82		5.04
Diluted	3.22	1.82		5.04

Non-GAAP:
Net revenues	3,600.5	860.4	(837.6)	3,623.3
Cost of revenues	(1,269.0)	(151.3)	590.3	(830.0)
Gross profit	2,331.5	709.1	(247.3)	2,793.3
Total operating expenses	(1,123.5)	(136.1)	250.8	(1,008.8)
Income from operations	1,208.0	573.0	3.5	1,784.5
Net income attributable to the Company’s shareholders	1,008.7	505.4	3.5	1,517.6

Earnings per ordinary share
Basic	1.81	0.91		2.72
Diluted	1.81	0.91		2.72

Earnings per ADS
Basic	3.62	1.82		5.44
Diluted	3.62	1.82		5.44

Basic ordinary shares	558,751,392	558,751,392		558,751,392
Diluted ordinary shares	558,786,563	558,786,563		558,786,563

Basic ADS	279,375,696	279,375,696		279,375,696
Diluted ADS	279,393,282	279,393,282		279,393,282

21